UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 4, 2011

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 results – continued strong revenue growth with momentum building behind new strategic priorities”, dated November 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 4, 2011	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Item 1

Smith & Nephew Q3 results – continued strong revenue growth with momentum building behind new strategic priorities

4 November 2011

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 1 October 2011.

	3 months* to			9 months to
	2 Oct 2010	1 Oct 2011	Underlying change	2 Oct 2010	1 Oct 2011	Underlying change
	$m	$m	%	$m	$m	%
Revenue[1]	941	1,032	5	2,895	3,164	5
Trading profit[2]	215	205	(9)	691	682	(6)
Operating profit[2]	206	191		653	648
Trading margin (%)	22.9	19.8	(310)bps	23.9	21.5	(240)bps
EPSA (cents)[3]	16.1	16.2		52.1	52.6
EPS (cents)	15.4	14.9		48.8	49.6
Business Unit revenue[1]
Orthopaedics	510	548	3	1,611	1,726	3
Endoscopy	201	226	7	623	690	6
Advanced Wound Management	230	258	5	661	748	7

*	Q3 2011 comprises 63 trading days (2010: 63 trading days).

Q3 Commentary

•	Strong reported revenue up 10% to $1,032 million, underlying growth of 5%

•	Trading profit was $205 million, a trading margin of 19.8%

–	Two of the three businesses delivered strong trading margins: Endoscopy 23.7% up 90bps and Advanced Wound Management 25.4% up 80bps

–	Orthopaedics’ trading margin 15.6%, due to continuing adverse sales mix, high periodic costs, and the need to reduce costs to better reflect market conditions

–	Actions taken to materially improve Orthopaedics’ trading margin from Q4 onwards

–	Q4 Group trading margin expected to be above 24%

•	Adjusted earnings per share increased by 0.6% to 16.2¢

•	Trading profit-to-cash conversion ratio of 102% (2010: 95%), net debt decreased to $196 million (2010: $600 million)

•	Action plans in line with new strategic priorities to maximise growth and margins well advanced, targeting annual savings of at least $150 million

News

Commenting on the third quarter, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“We again delivered strong top-line revenue growth, up a reported 10% at $1,032 million, an underlying increase of 5%. I am, however, disappointed with our margin performance, with Orthopaedics overshadowing excellent performances in Endoscopy and Advanced Wound Management. We are taking the steps necessary to reduce a cost base in Orthopaedics that is too high for on-going market conditions. I expect to see material improvements from Q4 onwards and am confident that the Group will deliver a Q4 trading profit margin above 24%.

“In August we announced our new strategic priorities to maximise growth and margins. The new operational management teams have embraced these and together we are developing the action plans that will liberate the resources needed for re-investment and to protect our underlying margins. With high levels of energy and determination, we are reshaping Smith & Nephew to thrive in the future.”

Analyst presentation and conference call

An analyst conference call to discuss Smith & Nephew’s third quarter results will be held at 8:30am GMT/4:30am EST today, Friday 4 November. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q311. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7136 2054 in the UK or +1 (718) 354 1359 in the US, confirmation code: 7334478. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these non-GAAP financial measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit, a non-GAAP financial measure, is given in note 4 to the financial statements. The underlying increase/decrease in trading profit is the increase/decrease in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements for information on this non-GAAP financial measure.

4	All numbers given are for the quarter ended 1 October 2011 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors/Analysts
Phil Cowdy	+44(0) 20 7401 7646
Smith & Nephew

Media
Jon Coles / Justine McIlroy	+44(0) 20 7404 5959
Brunswick – London

Third Quarter Results

We again delivered strong top-line revenue growth, up a reported 10% at $1,032 million. This represents an underlying growth of 5% on the same period last year, after adjusting for positive movements in currency of 5%.

Trading profit in the quarter was $205 million, a reported -5% decline, or a -9% decline on an underlying basis. The trading margin was 19.8%, down 310 basis points from the prior year period.

Two of our three businesses produced strong and improved trading margins. Endoscopy delivered 23.7% (2010: 22.8%) where we enjoyed the benefits of strong cost discipline and good sales growth whilst still increasing the level of investment in biomaterial research projects. Advanced Wound Management also performed well, delivering a trading profit margin of 25.4% (2010: 24.6%), as we continued to drive efficiencies and as revenues from our Negative Pressure Wound Therapy (“NPWT”) products grew strongly.

Orthopaedics, where trading margins were 15.6% (2010: 22.2%), underperformed, due to three principal factors.

First, we continued to experience pressure on the gross margin from the sales mix, a trend seen in the first half of the year. Top line growth was driven by products and geographies where we achieved lower margins, reducing the gross profit margin by about 200 basis points.

Second, Orthopaedics experienced an unusually high level of periodic costs - legal, inventory and receivables - in the quarter, totalling about $10 million.

Finally, it is clear that the modest growth and continuing pricing pressures in established markets necessitate a lower Orthopaedics cost base. Actions were underway to address this, but these have not been adequate, resulting in a cost base which was $10 million too high in the quarter. The new combined Orthopaedics and Endoscopy management team has instigated much tighter controls over spending and we are confident that the Orthopaedics margin will improve materially from Q4 onwards.

The net interest charge was $2 million.

The tax rate for the quarter was 28.5%, reflecting the revised full year estimated effective rate of 30.2% on profit before restructuring and rationalisation costs and amortisation of acquisition intangibles. This is a reduction from the previous estimate of 30.8%. Adjusted attributable profit of $144 million is before the costs of restructuring and rationalisation and amortisation of acquisition intangibles and taxation thereon.

Adjusted earnings per share increased by 0.6% to 16.2¢ (81.0¢ per American Depositary Share (“ADS”)). This is stronger than trading profit growth, principally due to the weaker dollar in the period, lower interest charge and the lower tax charge. Basic earnings per share was 14.9¢ (74.5¢ per ADS) compared with 15.4¢ (77.0¢ per ADS) in the third quarter of 2010.

Trading cash flow (defined as cash generated from operations less capital expenditure but before restructuring and rationalisation costs) was $209 million in the quarter reflecting a trading profit to cash conversion ratio of 102% (2010: 95%).

Net debt decreased by $150 million in the quarter to $196 million, reflecting strong trading cash flow.

The following sections give more detail on the revenue performance by business under our current reporting structure of Orthopaedics, Endoscopy and Advanced Wound Management global business units.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 3% in the quarter to $548 million. Geographically, Orthopaedics’ revenue grew by 1% in the US and 6% outside the US.

Within Orthopaedics, we saw a like-for-like price reduction of around 3% in the quarter, which was partially offset by mix gains. This was slightly worse than the last quarter.

Orthopaedic Reconstruction revenues grew by 2%, ahead of the estimated global market growth rate of 1% and our fifth consecutive quarter of market outperformance. In the US our growth was flat, while outside the US we grew sales 5%. In Europe, growth was 2% while we delivered a strong performance in the rest of the world.

In our global knee franchise we again delivered market-leading growth, up 6%, driven by our strong portfolio of implants and instruments. In the US our growth rate eased to 5%, partly reflecting the annualising of our new products launched last year, while outside the US we saw a 6% increase in sales.

Our global hip business saw revenues slip by -2%. Our BIRMINGHAM HIPà Resurfacing System (“BHR”) continued to see strong headwinds in its sector. This was despite the continuing strong data on BHR, where recent registry data in Australia and NICE data in the UK demonstrated industry-leading high long-term survivability. In traditional hips we saw double-digit growth in revenues from products featuring our proprietary OXINIUMà bearing surface.

Orthopaedic Trauma growth was steady at 4% in the quarter, against an estimated market rate of 6%. We saw strong growth in sales for our Limb Restoration external fixation devices and internal fixation ranges such as TRIGENà INTERTANà nails and PERI-LOCà Variable-Angle Locked Plating System. Our US growth was impacted by the expiry of an agreement under which we received royalties in the trauma area.

Clinical Therapies’ revenues grew 7% to $60 million over the prior year quarter, with our EXOGENà Bone Healing System growing strongly for another quarter.

Endoscopy

Endoscopy delivered a good quarter, with revenue growing 7% to $226 million. US revenue growth was solid at 3% while outside of the US revenues were up 10%. Europe improved considerably and we also saw strong growth in the rest of the world.

Arthroscopy (sports medicine) grew by 7%, with notable contributions from our new products such as the BIORAPTORà CURVED suture anchors for shoulder repair and DYONICSà PLATINUM range of specialty blades. We have also started to widen the distribution of our FAST-FIX 360à Meniscal Repair System, the new version of our best-selling product, which we expect to drive greater revenues from our knee repair franchise.

Visualisation revenues declined marginally, a marked improvement on last quarter, as we delivered on our strategy to optimise the size of this business so that it more closely complements our sports medicine franchise. We launched the HD1200 Autoclavable Camera System in the quarter and signed an agreement to sell our small Digital Operating Room service business. Visualisation now accounts for little more than 10% of total revenues within Endoscopy.

Advanced Wound Management

Advanced Wound Management grew revenues by 5% to $258 million, more than double the estimated global market rate of 2%. US revenues grew by 7% and outside of the US 5%. Europe remains weak, whilst we saw good growth in the rest of the world.

NPWT had a strong quarter across the board. PICOà, the first canister-free disposable NPWT product, was well received in all of its launch markets across Europe, Canada, Australia and New Zealand. UK Drug Tariff and other national reimbursements were achieved and we look forward to completing the US registration and launch soon. We are also continuing to innovate in our traditional NPWT product range, with the launch in Germany of the RENASYSà Soft Port, a simplified interface for the application and use of the RENASYSà NPWT system.

Our Exudate Management revenues grew 2% and Infection Management improved to grow 5%. Across our portfolio we launched eleven new products including the VERSAJETà II Hydrosurgery System and extensions to our ALLEVYNà and ACTICOATà product ranges, as well as re-introducing the DURAFIBERà Gelling Fibre Dressing.

Nine Months to 1 October 2011

For the period, reported revenues were $3,164 million, with underlying growth at 5% compared to the same period last year.

Reported trading profit for the year to date was $682 million, -6% lower year-on-year on an underlying basis. Trading margin decreased by 240 basis points to 21.5%. The decrease was 150 basis points after deducting the one-off benefit gained last year from the settlement of the BlueSky acquisition agreement.

The net interest charge was $6 million.

The tax charge of $196 million reflects the revised estimated effective rate for the year of 30.2%. Adjusted attributable profit of $469 million is before the costs of restructuring and rationalisation, amortisation of acquisition intangibles and taxation thereon. Attributable profit was $442 million.

EPSA was 52.6¢ (263.0¢ per ADS). Reported basic earnings per share was 49.6¢ (248.0¢ per ADS).

Trading cash flow was $657 million compared with $595 million a year ago. This is a trading profit to cash conversion ratio of 96% compared with 86% a year ago.

Progress Delivering New Strategic Priorities

In August 2011 we announced five new strategic priorities to drive Smith & Nephew’s future success:

•	established markets

•	emerging markets

•	innovate for value

•	simplify and improve our operating model

•	supplement the organic growth through acquisitions

Much work has been done in the quarter. Since August we have established the leadership team for the new Advanced Surgical Devices division and have started to re-organise its structure and operating model to meet the requirements of the established markets.

Furthermore, the leadership teams of all of our businesses – the Advanced Surgical Devices and Advanced Wound Management divisions and the Emerging Markets and International Markets organisations - have embraced the new strategic priorities. They, together with the strengthened global functions, such as Human Resources, Quality & Regulatory Affairs and Operations, are working to develop the action plans that will liberate the resources needed for re-investment and to protect our underlying margins.

These action plans will target savings of at least $150 million per annum. We will provide the detail and expected cost when we report our full year results in February 2012. In particular, our plans are addressing the opportunities we see in the following areas:

•

Cost of goods – We believe that we can improve our cost of goods to combat the persistent pricing pressures in our established markets. We are reviewing the best configuration of our manufacturing portfolio to support our growth strategy. We are also looking at opportunities to accelerate the rationalisation of our product portfolio and improve our field-based inventory management.

•	Sales force productivity – We are working to identify opportunities to improve our sales force effectiveness, whilst maintaining the existing customer specific sales channels.

•

General & administrative expenses – The work done by the new Advanced Surgical Devices management team is confirming the significant scope to simplify our operating model and achieve material savings, and reinforces our decision to combine Orthopaedics and Endoscopy.

Outlook

Our revenue guidance for 2011 is unchanged. We expect revenues in Orthopaedic Reconstruction, Arthroscopy (sports medicine) and Advanced Wound Management to grow at above the market rate. In Orthopaedic Trauma we expect to sustain our improved performance.

We expect that the Group trading profit margin in Q4 will be above 24%.

It remains our intention to deliver a sustainable trading profit margin of around 24% per annum in the medium term. Although we will give formal guidance for 2012 with our full year results, our current expectation is that the efficiency improvements we achieve in 2012 will modestly exceed the effects of the investments we will make to drive growth and the effects of continued modest pricing pressure.

With high levels of energy and determination, we are reshaping Smith & Nephew to thrive in the future.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2010 were nearly $4.0 billion.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS

Unaudited Group Income Statement for the three months and nine months to 1 October 2011

3 Months 2010	3 Months 2011		Notes	9 Months 2011	9 Months 2010
$m	$m			$m	$m
941	1,032	Revenue	3	3,164	2,895
(245)	(281)	Cost of goods sold		(844)	(746)

696	751	Gross profit		2,320	2,149
(452)	(517)	Selling, general and administrative expenses		(1,546)	(1,384)
(38)	(43)	Research and development expenses		(126)	(112)

206	191	Operating profit	4	648	653
1	1	Interest receivable		3	2
(4)	(3)	Interest payable		(9)	(12)
(2)	(1)	Other finance costs		(4)	(6)

201	188	Profit before taxation		638	637
(64)	(55)	Taxation	7	(196)	(204)

137	133	Attributable profit (A)		442	433

		Earnings per share (A)	2
15.4 ¢	14.9 ¢	Basic		49.6 ¢	48.8 ¢
15.4 ¢	14.9 ¢	Diluted		49.4 ¢	48.7 ¢

Unaudited Group Statement of Comprehensive Income for the three months and nine months to 1 October 2011

3 Months 2010	3 Months 2011			9 Months 2011	9 Months 2010
$m	$m			$m	$m
137	133	Attributable profit (A)		442	433
		Other comprehensive income:
103	(108)	Translation adjustments		(4)	32
(17)	15	Net gains/(losses) on cash flow hedges		14	(1)
(17)	(95)	Actuarial losses on defined benefit pension plans		(82)	(88)
8	28	Taxation on items taken directly to equity		25	28

77	(160)	Other comprehensive income for the period, net of tax		(47)	(29)

214	(27)	Total comprehensive income for the period (A)		395	404

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

Unaudited Group Balance Sheet as at 1 October 2011

31 Dec 2010		1 Oct 2011	2 Oct 2010
$m		$m	$m
	ASSETS
	Non-current assets
787	Property, plant and equipment	787	774
1,101	Goodwill	1,151	1,094
426	Intangible assets	402	406
28	Other financial assets	5	30
13	Investment in associates	13	12
224	Deferred tax assets	243	212

2,579		2,601	2,528

	Current assets
923	Inventories	904	953
1,024	Trade and other receivables	1,024	907
207	Cash and bank	292	490

2,154		2,220	2,350

4,733	TOTAL ASSETS	4,821	4,878

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
191	Share capital	191	190
396	Share premium	410	390
(778)	Treasury shares	(771)	(785)
116	Other reserves	126	94
2,848	Retained earnings	3,101	2,589

2,773	Total equity	3,057	2,478

	Non-current liabilities
642	Long-term borrowings	16	1,054
262	Retirement benefit obligations	304	383
—	Other payables due after one year	11	—
73	Provisions due after one year	70	77
69	Deferred tax liabilities	77	23

1,046		478	1,537

	Current liabilities
57	Bank overdrafts and loans due within one year	473	35
617	Trade and other payables due within one year	622	600
37	Provisions due within one year	33	42
203	Current tax payable	158	186

914		1,286	863

1,960	Total liabilities	1,764	2,400

4,733	TOTAL EQUITY AND LIABILITIES	4,821	4,878

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and nine months to 1 October 2011

3 Months 2010	3 Months 2011		9 Months 2011	9 Months 2010
$m	$m		$m	$m
		Net cash inflow from operating activities
201	188	Profit before taxation	638	637
3	2	Net interest payable	6	10
71	82	Depreciation and amortisation	228	202
6	7	Share based payment expense	23	17
(4)	(8)	Movement in working capital and provisions	(47)	(78)

277	271	Cash generated from operations (B)	848	788
(3)	(2)	Net interest paid	(6)	(12)
(55)	(64)	Income taxes paid	(229)	(174)

219	205	Net cash inflow from operating activities	613	602

		Cash flows from investing activities
—	—	Acquisitions (net of $2m of cash acquired)	(33)	—
(75)	(67)	Capital expenditure	(200)	(208)
8	—	Cash received on disposal of fixed assets	—	8
(67)	(67)	Net cash used in investing activities	(233)	(200)

152	138	Cash flow before financing activities	380	402

		Cash flows from financing activities
—	2	Proceeds from issue of ordinary share capital	14	8
1	—	Proceeds from own shares	4	6
—	—	Purchase of own shares	(6)	(5)
—	—	Equity dividends paid	(88)	(79)
(44)	(77)	Cash movements in borrowings	(231)	(37)
1	(2)	Settlement of currency swaps	—	(2)

(42)	(77)	Net cash used in financing activities	(307)	(109)

110	61	Net increase in cash and cash equivalents	73	293
347	215	Cash and cash equivalents at beginning of period	195	174
21	(11)	Exchange adjustments	(3)	11

478	265	Cash and cash equivalents at end of period (C)	265	478

B	Including cash outflows in the nine month period to 1 October 2011 of $6 million (2010 – $12 million) relating to restructuring and rationalisation costs.

Including cash outflows in the three month period to 1 October 2011 of $4 million (2010 – $2 million) relating to restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $27 million (2 October 2010 – $12 million, 31 December 2010 – $12 million).

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the nine months to 1 October 2011

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity

	$m	$m	$m	$m	$m	$m
At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	10	385	395
Equity dividends paid/accrued	—	—	—	—	(146)	(146)
Purchase of own shares	—	—	(6)	—	—	(6)
Share based payments recognised	—	—	—	—	23	23
Cost of shares transferred to beneficiaries	—	—	13	—	(9)	4
Issue of ordinary share capital	—	14	—	—	—	14

At 1 October 2011	191	410	(771)	126	3,101	3,057

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity

	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	31	373	404
Equity dividends paid/accrued	—	—	—	—	(132)	(132)
Purchase of own shares	—	—	(5)	—	—	(5)
Share based payments recognised	—	—	—	—	17	17
Deferred tax on share based payments	—	—	—	—	1	1
Cost of shares transferred to beneficiaries	—	—	14	—	(8)	6
Issue of ordinary share capital	—	8	—	—	—	8

At 2 October 2010	190	390	(785)	94	2,589	2,478

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2010. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2010, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 891 million (2010 – 887 million). The diluted weighted average number of ordinary shares in issue is 895 million (2010 – 889 million).

3 Months 2010		3 Months 2011			Notes	9 Months 2011		9 Months 2010
$m		$m				$m		$m
137		133		Attributable profit		442		433
				Adjustments:
1		5		Restructuring and rationalisation costs	6	7		13
8		9		Amortisation of acquisition intangibles		27		25
(3)		(3)		Taxation on excluded items	7	(7)		(9)

143		144		Adjusted attributable profit		469		462

16.1	¢	16.2	¢	Adjusted earnings per share		52.6	¢	52.1	¢
16.1	¢	16.1	¢	Adjusted diluted earnings per share		52.4	¢	52.0	¢

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

3.	Revenue by segment for the three months and nine months to 1 October 2011 was as follows:

3 Months 2010	3 Months 2011		9 Months 2011	9 Months 2010	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	9 Months
		Revenue by business segment
510	548	Orthopaedics	1,726	1,611	3	3
201	226	Endoscopy	690	623	7	6
230	258	Advanced Wound Management	748	661	5	7

941	1,032		3,164	2,895	5	5

		Revenue by geographic market
413	421	United States	1,295	1,248	2	4
293	327	Europe (D)	1,054	965	3	2
235	284	Africa, Asia, Australasia and Other America	815	682	11	10

941	1,032		3,164	2,895	5	5

D	Includes United Kingdom nine months revenue of $211 million (2010 – $209 million) and three months revenue of $71 million (2010 – $70 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
9 Months
Orthopaedics	7	(4)	3
Endoscopy	11	(5)	6
Advanced Wound Management	13	(6)	7

	9	(4)	5

3 Months
Orthopaedics	7	(4)	3
Endoscopy	12	(5)	7
Advanced Wound Management	12	(7)	5

	10	(5)	5

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2010	3 Months 2011		Notes	9 Months 2011	9 Months 2010

$m	$m			$m	$m
206	191	Operating profit		648	653
1	5	Restructuring and rationalisation costs	6	7	13
8	9	Amortisation of acquisition intangibles		27	25
215	205	Trading profit		682	691

Operating and trading profit by segment for the three months and nine months to 1 October 2011 were as follows:
		Operating Profit by business segment
107	74	Orthopaedics		331	365
45	54	Endoscopy		153	135
54	63	Advanced Wound Management		164	153
206	191			648	653

		Trading Profit by business segment
113	85	Orthopaedics		357	389
45	54	Endoscopy		153	138
57	66	Advanced Wound Management		172	164

215	205			682	691

5.	Total assets by business segment as at 1 October 2011 were as follows:

31 Dec 2010		1 Oct 2011	2 Oct 2010
$m		$m	$m
2,778	Orthopaedics	2,662	2,687
769	Endoscopy	833	749
755	Advanced Wound Management	791	740

4,302	Operating assets by business segment	4,286	4,176
431	Unallocated corporate assets (E)	535	702

4,733	Total assets	4,821	4,878

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $7 million (2010 – $13 million) were incurred in the nine month period to 1 October 2011. The charge in the three month period to 1 October 2011 was $5 million (2010 – $1 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

7.	Taxation of $203 million (2010 – $213 million) for the nine months on the profit before restructuring and rationalisation costs and amortisation of acquisition intangibles is at the full year effective rate. In 2011, a taxation benefit of $7 million (2010 – $9 million) arose on restructuring and rationalisation costs and amortisation of acquisition intangibles. Of the $196 million (2010 – $204 million) taxation charge for the nine months, $156 million (2010 – $161 million) relates to overseas taxation.

In 2011, the UK Government enacted legislation that will set the UK tax rate for periods starting on or after 1 April 2012 to be 25%, from the currently enacted rate of 26%. The deferred tax impact of this change results in a credit to the effective tax rate for the year ending 31 December 2011.

8.	The 2010 final dividend of $88 million was paid on 19 May 2011. The first interim dividend of 2011 of 6.60 US cents per ordinary share was declared by the Board on 4 August 2011. This was paid on 1 November 2011 to shareholders whose names appeared on the register at the close of business 14 October 2011. The sterling equivalent per ordinary share was set at 4.175 pence.

9.	On 23 June 2011, Smith & Nephew acquired Tenet Medical Engineering, Inc. for an initial payment of $35 million, a further payment of $2.5 million, deferred for 18 months, and up to $14.5 million based on the achievement of future revenue milestones. The cost is assessed as $46 million, being the fair value of the probable consideration. Of the $46 million, $44 million has been provisionally allocated to goodwill. The remaining $2 million has been provisionally allocated to working capital and fixed assets.

10.	Net debt as at 1 October 2011 comprises:

	1 Oct 2011	2 Oct 2010
	$m	$m
Cash and bank	292	490
Long-term borrowings	(16)	(1,054)
Bank overdrafts and loans due within one year	(473)	(35)
Net currency swap assets/(liabilities) (F)	1	(1)

	(196)	(600)

The movements in the period were as follows:
Opening net debt as at 1 January	(492)	(943)
Cash flow before financing activities	380	402
Proceeds from issue of ordinary share capital	14	8
Proceeds from own shares	4	6
Purchase of own shares	(6)	(5)
Equity dividends paid	(88)	(79)
Exchange adjustments	(8)	11

Closing net debt	(196)	(600)

F	Net currency swap assets of $1 million (2010 – $1 million net currency swap liabilities) comprise $1 million (2010 – $1 million) of current liability derivatives within trade and other payables and $2 million (2010 – $nil million) of current assets derivatives within trade and other receivables.

SMITH & NEPHEW plc

2011 QUARTER THREE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and nine months ended 1 October 2011 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 10. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three and nine months ended 1 October 2011 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and nine months ended 1 October 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

3 November 2011